UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

The Pep Boys - Manny, Moe & Jack
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
713278109
(CUSIP Number)
July 18, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,660,288**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,660,288**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,660,288**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS
	North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,660,288**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,660,288**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,660,288**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,660,288**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,660,288**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,660,288**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,660,288**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,660,288**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,660,288**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

CUSIP No.	713278109

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,660,288**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,660,288**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,660,288**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of Common Stock, $1.00 par value (the “Common Stock”), of The Pep Boys – Manny, Moe & Jack, a Pennsyvania corporation (the “Issuer”) held by the Master Fund.
Item 1(a) Name of Issuer.
The Pep Boys – Manny, Moe & Jack
Item 1(b) Address of Issuer’s Principal Executive Offices.
3111 W. Allegheny Avenue
Philadelphia, Pennsylvania, 19132
Item 2(a) Name of Person Filing.
(1)	North Run Capital, LP

(2)	North Run GP, LP

(3)	North Run Advisors, LLC

(4)	Todd B. Hammer

(5)	Thomas B. Ellis
Item 2(b) Address of Principal Business Office, or, if none, Residence.
For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
Item 2(c) Citizenship or Place of Organization.
(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run GP, LP is a Delaware limited partnership

(3)	North Run Advisors, LLC is a Delaware limited liability company.

(4)	Todd B. Hammer is a U.S. citizen.

(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d) Title of Class of Securities.
Common Stock, $1.00 par value.
Item 2(e) CUSIP Number.
713278109
Item 4 Ownership.
(a)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 3,660,288 shares of Common Stock.

(b)
North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 6.9% of the outstanding shares of Common Stock. This percentage was determined by dividing 3,660,288 by 52,673,823, which is the number of shares of Common Stock outstanding as of May 27, 2011, according to the Issuer’s Form 10-Q filed on June 7, 2011 with the Securities and Exchange Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 3,660,288 shares of Common Stock beneficially owned.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Investors in the Funds identified in the introduction hereto have an indirect interest in dividends and/or sale proceeds of the Common Stock held by the Master Fund. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, of more than 5% of the Common Stock.
Item 10 Certification.
By signing below, each Reporting Person certifies that, to the best of such Reporting Persons’ knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 24-1
Power of Attorney of Thomas B. Ellis, dated December 11, 2009.

Exhibit 24-2
Power of Attorney of Todd B. Hammer, dated December 11, 2009.
Exhibit 99-1
Joint Filing Agreement, dated July 28, 2011, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 28, 2011

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	*

Name: Thomas B. Ellis
Title: Member

and

	By:	*

Name: Todd B. Hammer
Title: Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By:	*

Name: Thomas B. Ellis
Title: Member

and

	By:	*

Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	*

Name: Thomas B. Ellis
Title: Member

and

By:	*

Name: Todd B. Hammer
Title: Member

*

Thomas B. Ellis

*

Todd B. Hammer

* By	/s/ SARAH L. FILION

Sarah L. Filion, Attorney-in-Fact
Pursuant to Powers of Attorney filed as exhibits hereto